December 10, 2003	Toronto Stock Exchange
Trading Symbol: MAN

Centromin Peru Ruling on Tambogrande Option Agreement

On December 1, 2003, Manhattan Minerals Corp. (TSX-MAN) presented to Centromin Peru, the government agency with whom Manhattan has entered into an option agreement in respect of the Tambogrande concessions, documentation demonstrating that it has complied with the requirements of the option agreement and retains the right to earn a 75% interest in the Tambogrande concessions.

On the same day, Manhattan also delivered to Centromin the final draft feasibility study, and the final draft finance plan. The final bankable versions of these documents are awaiting comments from the Ministry of Energy and Mines, and the Public, on the Environmental Impact Assessment. These comments have not yet been provided to the company by the Government of Peru.

On December 10, 2003, Centromin Peru informed Manhattan that it has reviewed the material submitted by Manhattan and has concluded that Manhattan has failed to meet the requirements of the option agreement, and that the option agreement is terminated. Manhattan strongly maintains that is has complied with the requirements of the option agreement. Manhattan will now work with its Peruvian legal counsel regarding the appropriate response and actions to Centromin's decision, and will inform the market of any developments as they occur, including bringing this matter to an arbitration panel.

The Tambogrande option agreement with Centromin Peru incorporates 10 mineral concessions covering 10,000 hectares. Manhattan's 53,700 hectares of the Lancones and Papayo concessions are not affected by this ruling.

Lawrence Glaser, Chairman and President of Manhattan Minerals stated, "We are very surprised by this decision. Manhattan presented a carefully prepared and thorough submission that would ensure, subject to community approval, the responsible development of the Tambogrande Project. In light of this decision we will have to consider all our options and take whatever action we think is in the best interest of our shareholders."

In the meantime Manhattan will continue to focus its activities on the planned exploration programs on its land to the south of the town of Tambogrande, where the company has already discovered the B-5 project, and its other exploration properties in the region.

For further information, please contact:

Lawrence Glaser	Horng Dih Lee
Chairman, President, CEO	Chief Financial Officer

Tel 1-604-669-3397
www.manhattan-min.com